Exhibit 99.2

Celestica Inc.
Supplemental Information
(in millions of US dollars, except per share amounts)
(unaudited)

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	FY 2001	FY 2002	FY 2003
Revenue	$2,151.5	$2,249.2	$1,958.9	$1,911.9	$1,587.4	$1,598.4	$1,634.8	$1,914.8	$10,004.4	$8,271.6	$6,735.3
GAAP
Net earnings (loss)	39.7	40.4	(90.6)	(434.7)	3.4	(39.6)	(64.8)	(164.8)	(39.8)	(445.2)	(265.8)
Gain on repurchase of convertible debt (GAAP only)	—	—	4.0	4.3	5.7	4.2	5.5	0.7	—	8.3	16.1
Convertible debt accretion, net of tax	(4.2)	(4.4)	(4.6)	(4.3)	(4.0)	(3.5)	(4.4)	(3.6)	(15.0)	(17.5)	(15.5)

Earnings (loss) available to shareholders — basic	35.5	36.0	(91.2)	(434.7)	5.1	(38.9)	(63.7)	(167.7)	(54.8)	(454.4)	(265.2)
Earnings (loss) per share — basic	$0.15	$0.16	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.26)	$(1.98)	$(1.22)

Earnings (loss) per share — diluted (1)	$0.15	$0.15	$(0.40)	$(1.90)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(0.26)	$(1.98)	$(1.22)

Weighted average number of shares (in millions) outstanding
— basic	229.8	230.2	230.1	229.0	227.0	218.0	211.8	209.3	213.9	229.8	216.5
— diluted (1)	236.8	236.0	230.1	229.0	230.2	218.0	211.8	209.3	213.9	229.8	216.5
Actual number of shares (in millions) outstanding — basic	230.1	230.3	229.4	228.6	222.3	213.3	209.6	208.9	229.7	228.6	208.9

Adjusted net earnings
Net earnings (loss)	$39.7	$40.4	$(90.6)	$(434.7)	$3.4	$(39.6)	$(64.8)	$(164.8)	$(39.8)	$(445.2)	$(265.8)
Adjustments:
Option Expense	—	—	—	—	—	—	—	0.3	—	—	0.3
Amortization of intangible assets	22.0	21.7	29.0	23.2	12.4	12.1	12.0	12.0	125.0	95.9	48.5
Integration costs related to acquisitions	3.9	10.2	3.0	4.0	—	—	—	—	22.8	21.1	—
Other charges	—	—	136.4	541.4	(1.6)	21.6	49.1	106.3	273.1	677.8	175.4
Income tax effect of above	(2.2)	(2.9)	(26.9)	(95.3)	(1.4)	(6.2)	(0.1)	42.0	(60.5)	(127.3)	34.3

Adjusted net earnings (loss)	$63.4	$69.4	$50.9	$38.6	$12.8	$(12.1)	$(3.8)	$(4.2)	320.6	222.3	(7.3)

As a percentage of revenue	2.9%	3.1%	2.6%	2.0%	0.8%	-0.8%	-0.2%	-0.2%	3.2%	2.7%	-0.1%
Adjusted net earnings (loss) for EPS calculation	63.4	69.4	50.9	38.6	12.8	(12.1)	(3.8)	(4.2)	320.6	222.3	(7.3)
Convertible debt accretion, net of tax	(4.2)	(4.4)	(4.6)	(4.3)	(4.0)	(3.5)	(4.4)	(3.6)	(15.0)	(17.5)	(15.5)

Adjusted net earnings (loss) available to shareholders — basic	59.2	65.0	46.3	34.3	8.8	(15.6)	(8.2)	(7.8)	305.6	204.8	(22.8)
Adjusted net earnings (loss) per share — basic	$0.26	$0.28	$0.20	$0.15	$0.04	$(0.07)	$(0.04)	$(0.04)	$1.43	$0.89	$(0.11)

Adjusted net earnings (loss) per share — diluted (2)	$0.26	$0.28	$0.20	$0.15	$0.04	$(0.07)	$(0.04)	$(0.04)	$1.38	$0.87	$(0.11)

EBITDA
Net earnings (loss)	$39.7	$40.4	$(90.6)	$(434.7)	$3.4	$(39.6)	$(64.8)	$(164.8)	$(39.8)	$(445.2)	$(265.8)
Income taxes	8.1	8.3	(18.6)	(89.0)	0.7	(8.1)	(0.7)	41.3	(2.1)	(91.2)	33.1

EBT	47.8	48.7	(109.2)	(523.7)	4.1	(47.7)	(65.5)	(123.5)	(41.9)	(536.4)	(232.7)
Integration costs related to acquisitions	3.9	10.2	3.0	4.0	—	—	—	—	22.8	21.1	—
Other charges	—	—	136.4	541.4	(1.6)	21.6	49.1	106.3	273.1	677.8	175.4

EBT	51.7	58.9	30.2	21.7	2.5	(26.1)	(16.4)	(17.2)	254.0	162.5	(57.3)
Interest expense (income), net	1.7	1.4	(1.1)	(3.1)	(3.4)	(1.5)	(0.3)	1.1	(7.9)	(1.1)	(4.0)

EBIT	53.4	60.3	29.1	18.6	(0.9)	(27.6)	(16.7)	(16.1)	246.1	161.4	(61.3)
Amortization of intangible assets	22.0	21.7	29.0	23.2	12.4	12.1	12.0	12.0	125.0	95.9	48.5

EBIAT	75.4	82.0	58.1	41.8	11.5	(15.5)	(4.7)	(4.1)	371.1	257.3	(12.8)
	3.5%	3.6%	3.0%	2.2%	0.7%	-1.0%	-0.3%	-0.2%	3.7%	3.1%	-0.2%

EBITDA	$131.3	$137.2	$111.2	$90.0	$54.8	$28.3	$37.4	$38.1	$563.8	$469.7	$158.6

	6.1%	6.1%	5.7%	4.7%	3.5%	1.8%	2.3%	2.0%	5.6%	5.7%	2.4%

(1)
FY 2001; 2002-Q3, Q4, and FY; 2003 — Q2, Q3, Q4 and FY03, excludes options and convertible debt as they are anti-dilutive due to the losses. 2002-Q1, Q2; 2003-Q1, excludes convertible debt as it is anti-dilutive.
Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.

(2)
Adjusted net earnings per share — diluted:
FY 2001, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 232.9. For Q1 2002, the diluted weighted average shares for "Adjusted net earnings" is 247.1 million.

For Q2, Q3, Q4, FY02 and Q1 03, the diluted weighted average shares (in millions) for "Adjusted net earnings" is 236.0, 234.9, 232.8, 236.2 and 230.2, respectively, and excludes convertible debt as it is anti-dilutive.
Q2, Q3, Q4 and FY03, excludes options and convertible debt as they are anti-dilutive due to the losses.
Convertible debt accretion must be deducted from net earnings to calculate diluted EPS, when the convertible debt is anti-dilutive.